Proposal:
1. To elect the following Directors, effective July 31, 2003:
                         Votes in
                         Favor of	Votes
                                        Against
1) Michael Bozic	6,555,717	342,926
2) Charles A.Fiumefreddo6,554,957	343,686
3) Edwin J. Garn	6,555,839	342,803
4) Wayne E. Hedien	6,556,067	342,575
5) James F. Higgins	6,555,492	343,150
6) Dr. Manuel H.Johnson 6,555,576	343,067
7) Philip J. Purcell	6,555,201	343,442

1. To promptly take the steps necessary to liquidate
 the Fund or otherwise enable stockholders to realize
 net asset value (NAV) for their shares:
 Votes in
 Favor of	  Votes
                 Against	Votes
                                Abstained
1,999,830	2,228,966	40,324